Exhibit 99.1

Mdxhealth Reports Third Quarter 2026 Financial Results

Conference call with Q&A today at 4:30 PM EST / 22:30 CET

IRVINE, Calif. – November 12, 2026 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”), a leader in urology-focused precision diagnostics, today announced its financial results for the third quarter ended September 30, 2026.

Michael K. McGarrity, CEO of mdxhealth, commented: “As we communicated in our October preliminary update, our third quarter results reflect a temporary disruption in our commercial execution due to accelerated turnover within our sales organization. In direct response, we have initiated a restructuring of our commercial organization to reset our focus and process across our sales, marketing, and client services groups. By eliminating the Chief Commercial Officer role and effectively splitting our sales and marketing functions – both of which now report directly to me – we have established a vital check and balance on what had become a vertical operating structure, driving clear delineation and direct accountability for product strategy and sales execution while enhancing our customer experience.

“We have already made considerable progress in backfilling and rebuilding our sales team, and we are highly encouraged by the caliber of talent and industry experience we are attracting to mdxhealth. With selection, development, and retention serving as the foundation of our process through this commercial reset, we expect to exit the fourth quarter with a fully staffed and well-trained sales organization positioned to return to growth in 2027.

“We are confident that this commercial reset is both necessary and timely as we continue to advance our landmark PROTECT study with the University of Oxford and prepare to roll out our strategic AI initiatives in the first half of 2027. Supported by our operating teams’ mandate of ‘Quality First and Customers Always,’ we remain committed to returning to the exemplary level of sales execution that has been the hallmark of our results over the last four years. Coupled with our proven track record of operating discipline, we are well-positioned to return mdxhealth to sustainable growth and adjusted EBITDA profitability as we continue to build on our unmatched vertical of clinically actionable precision diagnostics for our customers and patients in urologic cancers.”

Key Highlights for the third quarter from continuing operations:

●	Revenue of $22.7 million versus same revenue for the prior year period

●	Operating loss of $8.1 million compared to $4.4 million for third quarter of 2025, primarily due to increased operating expenses related to the ExoDx acquisition

●	Net loss of $12.3 million, an increase of 26% over prior year period

●	Adjusted EBITDA of ($6.3) million compared to ($0.9) million for the same period last year

●	Tissue-based (Confirm mdx and GPS mdx) test volume of 11,232, a decrease of 11% over prior year period

●	Liquid-based (Exo mdx) test volume of 11,792 compared to Select mdx volume of 4,600 for the same period last year

●	Period-end cash and cash equivalents balance of $31.7 million

Results exclude Resolve mdx, which has been discontinued and accounted for as a “discontinued operation” for the current and prior year periods.

Discontinuation of the Resolve mdx Business

As previously announced in our first quarter 2026 update, the Company made the strategic decision to discontinue the Resolve UTI offering to renew our focus on our core prostate cancer business. We successfully completed this wind-down in Q2, with the permanent cessation of operations of our wholly-owned subsidiary Delta Laboratories, LLC and its Plano, Texas laboratory prior to June 30, 2026. Having met the requisite accounting criteria, the Resolve business is now formally classified as a discontinued operation in accordance with IFRS. As required by these reporting standards, all current and prior-year financial metrics discussed in this release and related financial statements reflect only our continuing core operations, with the historical results of the Resolve business fully excluded.

Financial review of continuing operations for the three and nine months ended, September 30, 2026 and 2025

	Three months ended September 30			Nine months ended September 30
USD in ’000 (except per share data) Unaudited	2026	2025 (re-presented*)	% Change	2026	2025 (re-presented*)	% Change
Revenue	22,711	22,728	0%	73,817	67,685	9%
Cost of sales (exclusive of amortization of intangible assets)	(8,675)	(7,966)	9%	(27,222)	(22,404)	22%
Gross Profit	14,036	14,762	(5)%	46,595	45,281	3%
Operating expenses	(22,164)	(19,130)	16%	(67,986)	(55,865)	22%
Operating loss	(8,128)	(4,368)	86%	(21,391)	(10,584)	102%
Net loss	(12,259)	(9,736)	26%	(31,433)	(25,998)	21%
Adjusted EBITDA**	(6,281)	(912)	n/a	(13,914)	(914)	n/a
Basic and diluted loss per share	(0.16)	(0.20)	(20%)	(0.53)	(0.52)	2%

*	Comparative information has been re-presented to reflect the classification of the Resolve business as a discontinued operation

**	A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Measures”

Results from continuing operations for the three months ended September 30, 2026

Revenue was flat compared to the prior year at $22.7 million. Revenue in the third quarter of 2026 and 2025 was comprised of 79% and 92% from tissue-based tests, respectively.

Gross profit decreased 5% to $14.0 million compared to $14.8 million for the prior year. Gross margins were 61.8% as compared to 65.0% for the prior year, a reduction of 3.2 percentage points, primarily attributed to test mix.

Operating loss increased 86% to $8.1 million compared to $4.4 million for the prior year, driven by increased operating expenses related to the ExoDx acquisition in September 2025.

Net loss increased 26% to $12.3 million compared to $9.7 million for the prior year, primarily driven by higher operating expenses related to the ExoDx acquisition in September 2025.

Adjusted EBITDA was ($6.3) million compared to ($0.9) million for the same period last year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Disclosure.”

Results from continuing operations for the nine months ended September 30, 2026

Revenue increased 9% to $73.8 million compared to $67.7 million for the prior year. Revenue in the first nine months of 2026 and 2025 was comprised of 76% and 95% from tissue-based tests, respectively.

Gross profit increased 3% to $46.6 million compared to $45.3 million for the prior year. Gross margins were 63.1% as compared to 66.9% for the prior year, a reduction of 3.8 percentage points, primarily attributed to test mix.

Operating loss increased 102% to $21.4 million compared to $10.6 million for the prior year, driven by increased operating expenses related to the ExoDx acquisition in September 2025.

Net loss increased 21% to $31.4 million compared to $26.0 million for the prior year, primarily driven by higher operating expenses related to the ExoDx acquisition in September 2025.

Adjusted EBITDA was ($13.9) million compared to ($0.9) million for the same period last year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Disclosure.”

Cash and cash equivalents as of September 30, 2026, were $31.7 million.

Conference Call

Michael K. McGarrity, Chief Executive Officer, and Ron Kalfus, Interim Chief Financial Officer, will host a conference call and Q&A session today at 4:30 PM EST / 22:30 CET. The call will be conducted in English and a replay will be available for 30 days.

To participate in the conference call, please select your phone number below:

United States: 1-800-347-6865

Belgium: 0800 72 519

United Kingdom: 0808 101 1183

Conference ID: MDX3Q26

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1778654&tp_key=d6263296bf

To ensure a timely connection, it is recommended that users register at least 10 minutes prior to the scheduled start time.

About mdxhealth

Mdxhealth is a leading precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests, based on proprietary genomic, epigenomic, exosomal and other molecular technologies, assist physicians with the diagnosis and prognosis of prostate cancer and other urologic diseases. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

Non-IFRS disclosure

In addition to the Company’s financial results determined in accordance with IFRS, the Company provides adjusted EBITDA and adjusted EBITDA margin, non-IFRS measures that the Company determines to be useful in evaluating its operating performance. The Company defines adjusted EBITDA as net loss from continuing operations less interest expense, depreciation and amortization of intangible assets, impairment, share-based compensation, fair-value adjustments, provision for inventory obsolescence, reduction in force severance costs, ExoDx acquisition expenses, amendments related to the Exact Sciences earnout, income tax benefit (expense), and other financial and non-cash expenses. Management believes that presentation of non-IFRS financial measures provides useful supplemental information to investors and facilitates the analysis of the Company’s core operating results and comparison of operating results across reporting periods. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by total revenue. The Company uses this non-IFRS financial information to establish budgets, manage the Company’s business, and set incentive and compensation arrangements. However, non-IFRS financial information is presented for supplemental information purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. For example, non-IFRS adjusted EBITDA excludes a number of expense items that are included in net loss. As a result, positive adjusted EBITDA may be achieved while a significant net loss persists. The Company’s presentation of expected non-IFRS adjusted EBITDA is a forward-looking statement about the Company’s future financial performance. This non-IFRS measure includes adjustments like share-based compensation, debt extinguishment costs, fair-value adjustments related to contingent considerations that are difficult to predict for future periods because the nature of the adjustments pertain to events that have not yet occurred. Additionally, management does not forecast many of the excluded items for internal use. Information reconciling forward-looking non-IFRS measures to IFRS measures is therefore not available without unreasonable effort and is not provided. The occurrence, timing, and amount of any of the items excluded from IFRS to calculate non-IFRS could significantly impact the Company’s IFRS results.

Forward-Looking Statement: This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding the Company’s unaudited financial results for the third quarter of 2026; expected future operating results; our strategies, positioning, resources, capabilities, market opportunities and expectations for future events or performance; and the anticipated timing and benefits of our organizational changes and strategic initiatives. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully and profitably market our products; our ability to recruit, train and retain qualified sales personnel and the time required for new sales personnel to reach full productivity the acceptance of our products and services by healthcare providers; our ability to achieve and maintain adequate levels of coverage or reimbursement for our current and future solutions we commercialize or may seek to commercialize; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; changes in payer claims reimbursement practices and MDxHealth estimates regarding collection amounts for tests; the results of recoupment decisions and related appeals; the impacts and effectiveness of exiting from discontinued operations; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of our research and development programs; the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements; our ability to remain in compliance with financial covenants made to and make scheduled payments to our creditors; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the ExoDx and GPS prostate cancer businesses will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS mdx, Exosome Diagnostics, ExosomeDx, Exo mdx, ExoDx, ExoDx Prostate Intelliscore (EPI), and Monitor mdx are trademarks or registered trademarks of MDxHealth SA and its affiliates. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark and all other trademarks and service marks, are the property of their respective owners.

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	Three months ended		Nine months ended
	September 30,		September 30,
		2025		2025
Thousands of $ (except per share data)	2026	(re-presented*)	2026	(re-presented*)
–Continuing operations–
Revenues	22,711	22,728	73,817	67,685
Cost of sales (exclusive of amortization of intangible assets)	(8,675)	(7,966)	(27,222)	(22,404)
Gross profit	14,036	14,762	46,595	45,281
Research and development expenses	(2,406)	(2,006)	(6,535)	(6,353)
Selling and marketing expenses	(11,693)	(9,458)	(34,497)	(27,274)
General and administrative expenses	(7,485)	(7,211)	(23,720)	(19,110)
Amortization of intangible assets	(1,246)	(1,289)	(3,759)	(3,915)
Other operating (expense) income, net	666	834	525	787
Operating loss	(8,128)	(4,368)	(21,391)	(10,584)
Financial income	1,037	502	2,409	1,371
Financial expenses	(5,168)	(5,876)	(12,451)	(17,070)
Loss before income tax	(12,259)	(9,742)	(31,433)	(26,283)
Income tax benefit	0	6	0	285
Loss from continuing operations	(12,259)	(9,736)	(31,433)	(25,998)
–Discontinued operations–
Loss from discontinued operations, net of tax	(2,054)	1,726	(3,279)	1,407
Loss for the period attributable to owners of the parent	(14,313)	(8,010)	(34,712)	(24,591)

Loss per share attributable to owners of the parent
Basic and diluted loss per share from continuing operations	(0.16)	(0.20)	(0.53)	(0.52)
Basic and diluted loss per share from discontinued operations	(0.03)	0.03	(0.06)	0.02
Total basic and diluted loss per share	(0.19)	(0.16)	(0.59)	(0.50)

*	Comparative information has been re-presented to reflect the classification of the Resolve business as a discontinued operation.

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Thousands of $	As of September 30, 2026	As of December 31, 2025
ASSETS
Non-current assets
Goodwill	39,216	38,948
Intangible assets	35,312	39,424
Property, plant and equipment	3,019	4,855
Right-of-use assets	7,641	9,821
Financial assets	2,029	1,496
Total non-current assets	87,217	94,544

Current assets
Assets held-for-sale	0	940
Inventories	7,171	6,741
Trade receivables	11,887	14,675
Prepaid expenses and other current assets	1,925	2,021
Cash and cash equivalents	31,711	29,032
Total current assets	52,694	53,409
TOTAL ASSETS	139,911	147,953

EQUITY
Share capital	239,028	219,209
Issuance premium	153,177	153,177
Accumulated deficit	(437,746)	(403,034)
Share-based compensation	21,739	19,335
Translation reserve	(740)	(781)
Total equity	(24,542)	(12,094)

LIABILITIES
Non-current liabilities
Loans and borrowings	96,849	76,197
Lease liabilities	7,034	8,509
Other non-current financial liabilities	19,279	25,807
Total non-current liabilities	123,162	110,513

Current liabilities
Loans and borrowings	0	0
Lease liabilities	1,707	1,898
Trade payables	12,140	10,330
Other current liabilities	7,121	6,741
Other current financial liabilities	20,323	30,565
Total current liabilities	41,291	49,534
Total liabilities	164,453	160,047
TOTAL EQUITY AND LIABILITIES	139,911	147,953

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

Thousands of $
For the nine months ended September 30,	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	(22,624)	(9,146)
Depreciation	3,189	2,828
Amortization of intangible assets	3,775	3,939
Impairment	1,065	0
Provision for inventory obsolescence	901	794
Share-based compensation	1,608	1,518
Other non-cash transactions	(664)	(853)
Cash used in operations before working capital changes	(12,750)	(920)

Changes in operating assets and liabilities
Increase (-) in inventories	(1,407)	(1,383)
Increase (-) in receivables	1,428	(538)
Increase (+) decrease (-) in payables	2,164	274
Net cash outflow from operating activities	(10,565)	(2,567)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(710)	(1,103)
Payment of ExoDx purchase price adjustment	(323)	0
Payment to Bio-Techne for share of Innovation Platform sale proceeds	(329)	755
Earnout payment (GPS acquisition)	(7,479)	(21,252)
Transfer of cash due to deconsolidation of Delta Laboratories	(286)	0
Interest received	537	1,249
Net cash outflow from investing activities	(8,590)	(20,351)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs	20,000	0
Proceeds from loan obligation	19,400	24,250
Earnout payment (GPS acquisition)	(6,521)	(6,719)
Repayment of PPP loan obligation	0	(324)
Payment of lease liability	(2,080)	(1,570)
Payment of interest	(8,613)	(7,175)
Other financial expense	(351)	(344)
Net cash inflow from financing activities	21,835	8,118

Net decrease in cash and cash equivalents	2,680	(14,800)

Cash and cash equivalents at beginning of the period	29,032	46,798
Effect of exchange rates	(1)	16
Cash and cash equivalents at end of the period	31,711	32,014

UNAUDITED RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three months ended		Nine months ended
	September 30,		September 30,
		2025		2025
Thousands of $	2026	(re-presented*)	2026	(re-presented*)

IFRS net loss from continuing operations	(12,259)	(9,736)	(31,433)	(25,998)
Amortization of intangible assets	1,246	1,289	3,759	3,915
Depreciation expense	777	827	2,769	2,395
Impairment	0	367	0	367
Interest expense, net	3,593	2,816	9,944	7,299
Share-based compensation expense	441	447	1,608	1,518
Reduction in force severance costs	0	(16)	0	335
Income tax expense	0	(6)	0	(285)
ExoDx acquisition expenses	0	1,566	0	1,566
Fair value adjustments (1)	416	2,100	(295)	7,735
Other adjustments (2)	(495)	(566)	(266)	239
Adjusted EBITDA	(6,281)	(912)	(13,914)	(914)

*	Comparative information has been re-presented to reflect the classification of the Resolve business as a discontinued operation.

1)	Primarily related to GPS and ExoDx contingent considerations, option to pay Bio-Techne and Exact Sciences contingent considerations in shares, and Exact Sciences 5-year warrants

2)	Bank fees and other non-cash expenses

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)

John Fraunces

Managing Director

Tel: +1 917 355 2395

Jfraunces@lifesciadvisors.com